COOPER MALONE MCCLAIN, INC.

STATEMENTS OF FINANCIAL CONDITION

December 31, 2015 and 2014

ASSETS

	2015	2014
Cash	**$ 5,684**	$ 35,822
Deposit with clearing organization	**122,542**	242,576
Receivables:		
Commissions and interest	**691**	1,451
Employees and stockholders	**12,439**	12,118
Securities Owned		
Investment inventory, at market; cost $0 and $0, respectively	**-**	-
Company investments, at market; cost $330,255 and $295,612, respectively	**376,348**	371,464
Furniture and equipment, net of accumulated depreciation of $ 72,894 and $ 70,605	**4,556**	6,845
Other assets:		
Cash surrender value of life insurance	**835,042**	776,536
Other	**24,124**	23,915
Total assets	**$ 1,381,426**	$ 1,470,727

LIABILITIES AND STOCKHOLDER'S EQUITY

	2015	2014
Liabilities:		
Note and margin payable, clearing organization	**$ -**	$ -
Payables:		
Clearing organization	**4,950**	3,975
Other liabilities	**33,929**	38,432
Total liabilities	**38,879**	42,407
Stockholder's equity		
Common stock, par value $1 per share; authorized 1,000,000 shares, issued and outstanding 100,000 shares	**100,000**	100,000
Additional paid-in capital	**350,157**	350,157
Retained earnings	**892,390**	978,163
Total stockholder's equity	**$ 1,342,547**	$ 1,428,320
	$ 1,381,426	$ 1,470,727

The accompanying notes are an integral part of these financial statements